

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

June 12, 2009

Yik Li Yee
China Acquisition Group, Inc.
Room 912, Wai Tung House, Tung Tau Estate
Wong Tai Sin, Kowloon, Hong Kong

> **Re: China Acquisition Group, Inc.**
> **Registration Statement on Form 10-12G**
> **Filed May 1, 2009**
> **File No. 000-53659**

Dear Ms. Yee:

We have completed our review of your Form 10 and have no further comments at this time.

Sincerely,

Larry Spirgel
Assistant Director

Cc: Joy Hui, Esq.
    Anslow + Jaclin
    Via facsimile: (732) 577-1188